

Law Enforcement Associates
Corporate Overview



2007


Safe Harbor Statement

The statements in this Presentation contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including the inability to generate and secure the necessary product sale, or the lack of acceptance of the company's products by its customers. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

1



- LEA manufactures and distributes undercover surveillance products
  - A complete line of audio surveillance equipment
  - An array of video surveillance products ranging from disguised miniature cameras to video transmission and recording systems.

- LEA has well established direct customer relationships
  - Internal sales force sells directly across the US
  - Sells internationally indirectly through agents, integrators and US government agencies

- Seeking to grow through organic growth and acquisition
  - New product acquisitions
  - Co-marketing arrangements
  - Strategic company acquisitions



Key Facts

AMEX Symbol	"AID"
Corporate Headquarters	Youngsville, NC,
Stock Price (06/22/07) || 52-Week Range	$0.71 || $0.50 – 1.60
Shares Outstanding (3/31/07)	25,252,433
Market Capitalization	$17,929,227
Volume (daily 90-day average)	20,607
Debt (3/31/07)	$10,000
Cash (3/31/07)	$620,130
Fiscal 2006 Revenue	$7,547,000
Insider Ownership	60.5%
Full-time Employees	35
Fiscal Year	December 31
Accounting Firm	Baum & Company



Paul Feldman, President
- Joined LEA in 1989, President since 1993
- Member: Corporate Advisory Board, National Drug Enforcement Officers Association DEA; Police Advisory Committee, Carolina Beach North Carolina; American Society Industrial Security; Narcotic Officers Associations of North Carolina, Arizona, California, Texas
- Bachelor of Science from Duke University in 1978

Mark White, Senior Vice President, Technical Operations
- Over 25 years of Manufacturing and Engineering experience
- Joined LEA as Sr. Vice President Of Tech. Ops. in 2004 with the acquisition of AID
- Joined AID as Manufacturing Manager in 1995
- Member of Florida's Governor's Sterling Quality Award Board of Examiners
- Actively involved in the design/application of technology and the training of Law Enforcement professionals
- Bachelor of Science Electrical Engineering (BSEE), from the University of Pittsburgh, 1984

Martin Perry, Director of Sales
- LEA director since May 2003
- Former President with Federal Equipment Distributors, Raleigh North Carolina, which works exclusively with the Law Enforcement community
- Member of multiple law enforcement associations, including as FIU and NCNEOA
- Bachelor's degree in Communications from BYU



Board of Directors

Paul Feldman, President
Director since May 2003

Martin Perry, Director of Sales
Director since May 2003

Independent Directors:

Anthony Rand, North Carolina Senator
Senator Rand has served as a director of the company since May 2003. He has been the Senate majority leader for the North Carolina Senate since 1995. Senator Rand also is a consultant to Sonorex Inc. and the President of Rand & Gregory, P.A. He also serves on numerous boards and commissions such as the Board of Directors of the General Alumni Association of the University of North Carolina. Senator Rand earned a Bachelor of Arts in Political Science from the University of North Carolina, Chapel Hill in 1961 and a J.D. from the University of North Carolina Law School in 1964.

James Lindsay, 4 Star General
General James J. Lindsay has served as a director of the Company since August 2004. He retired from the Armed Services on July 1, 1990. Currently, he is president of the Airborne and Special Operations Museum Foundation, and a Senior Observer with the Army's Battle Command Training Program. Additionally, he is a member of the United States Army Ranger Hall of Fame and Officer Candidate School Hall of Fame, U.S. Army Science Board and Special Operations Advisory Group to the Secretary of Defense. He was also the 1996 recipient of the Infantry's Doughboy Award, and the 1998 recipient of the United States Special Operations Command Bull Simon Award.

Joseph A. Jordan
Mr. Jordan has served as director since December 2004. He is currently a partner in the accounting firm of Jordan & Delaney LLP and is a member of the American Institute of CPA's. Mr. Jordan received a Bachelor of Science in Accounting from Villanova University in 1969 and was the former managing partner Kopensky & Company CPA's.





LEA

Audio & Video Surveillance Equipment

5000

- State-of-the-art, top quality audio & video products
- LEA only U.S. manufacturer of Audio Intelligence devices. This is Key when obtaining contracts from the U.S. Government
- Sold exclusively to Law Enforcement Agencies worldwide



Under Vehicle Inspection System (UVIS)

- Clear, high contrast, real-time video inspection of car, van & truck undercarriages. Used at entry & exit points of secured areas & facilities
- Over 1900 units deployed worldwide at military bases, nuclear facilities, embassies, government installations, oil refineries, and UN & NATO locations
- Mobile platform offers remote monitoring of undercarriage, license plate, roof, driver and Driver’s ID

7





RD-B-UVIS Check-Point Trailer System

- Trailer-mounted, fortified guard station works in conjunction with UVIS
- Two-way audio/video system allows user to monitor UVIS outside potential blast zone
- 30-caliber or 50-caliber ballistic protection
- Heat and air-conditioning system
- Heavy-duty, highway ready trailer



LEA UVIS Under Vehicle Inspection Systems





LEA

Quick Install GPS Tracking Systems

birdog
gps

- Used by law enforcement personnel to monitor vehicles of suspected criminals, throughout the United States, Canada and Mexico
- Enables real-time position tracking, speed & direction of suspect’s vehicle
- Keeps detailed, visually enhanced record of suspect’s activities

9





LEA Branding Partnership

Smith & Wesson®

- Worldwide product licensing agreement signed in third quarter 2006 with this global provider of products for safety, security, protection and sport
- Partnership provides exposure in key new markets: private security, public transit, facilities management
- LEA leveraging Smith & Wesson brand to market UVI Swift and Explosive Detection Kit





Smith & Wesson SWIFT Under Vehicle Inspection System

Smith&Wesson® SWIFT™

- Compact, portable, low-profile version of traditional UVIS
- Smaller size and lower price point open access to new market segments:
    - ✓ Industrial facilities
    - ✓ Research institutions
    - ✓ Airports
    - ✓ Parking facilities
    - ✓ Correctional institutions



LEA
UVIS
Under Vehicle Inspection Systems

11



Smith & Wesson EDK 123: Explosive Detection Kit

- A fast, reliable field test for detection of trace nitrates found in over 85% of all explosives

- Kit provides a first line of defense in identifying trace nitrate-based explosive residues (TNT, dynamite, Sentex, RDX, ammonium nitrates)

- Currently in use with U.S. ground troops in Afghanistan and Iraq



Smith&Wesson
Explosive Detection Kit
Cat. No. SWEDK123
Read Instructions Before Use
See Side Panel For Warnings
10
TESTS





LEA

Key New Product Offering

Crime Alert Security Cam

- Product features:
  - ✓ Auto dial-out/email system with video/image stream
  - ✓ Low-light video capability
  - ✓ Multiple covert, weather-proof enclosure options
  - ✓ Attractive price point: $3,000

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Crime Alert Security Cam: Addressing Nationwide Epidemic

- U.S. municipalities have endured an estimated $15 billion to $18 billion in graffiti-related property damage.
  - *Nograf Network Inc.*

- Los Angeles County spends roughly $55 million per year on graffiti removal. *- 2002 survey by Public Technology, Inc.*

- "Graffiti contributes to lost revenue associated with reduced rider-ship on transit systems, reduced retail sales and declines in property value. In addition, graffiti generates the perception of blight and heightens fear of gang activity" *- U.S. Department of Justice.*

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- 18,000 police departments
- Military organizations
- Government and non-governmental agencies
  - NATO
  - United Nations
- Major Events
  - Democratic/Republican Conventions
  - Olympics and U.S. Open
- Security and corrections organizations
- Worldwide customer base



Sales & Distribution

- Direct sales force in place
  - 10 in-house salesmen
  - Full U.S. coverage

- International distribution channels
  - Agents and integrators in local markets
  - U.S. government agencies- U.S. Justice Dept., U.S. State Dept., FBI

- Sales cycle typically 45 days for initial customer sale
  - Recurring revenue through follow-on sales and service



- **RESEARCH AND DEVELOPMENT**

  - Market need / trend driven

  - Application Driven – Focused on the application of technology to Law Enforcement community

  - System Integration / Turnkey Solutions

  - Four employees committed to R&D efforts

  - Time to Market – Typically 3-4 months

- **MANUFACTURING PROCESS**

  - Production driven by Master Schedule and Customer Orders

  - Blended Push / Pull Process employing elements of JIT/TQM

  - Vendor / Sub-contractor "Partnerships"

  - In-house Assembly and Final Test

  - Order Turnaround – Avg. Calendar Days from Customer Order Entry to Shipment

    - 2007 YTD (thru May 07) : 16 Calendar Days *
    - 12 Month Moving Average : 25 Calendar Days
    - *As of 5/31/07, latest data available.



- Diverse product line

  - Surveillance leader

  - Limited core product competition

- Direct sales force

- Established customer relationships

  - Diversified distribution channels

- New product launch underway

- Manufacturing capabilities

- Branding relationship with Smith & Wesson



Balance Sheet as of 3/31/07

Assets	2007 (Unaudited)
Current assets:	
Cash	$ 620,130
Trade accounts receivable (net of allowance for doubtful accounts of $20,000 at March 31, 2007 and December 31, 2006)	660,308
Inventories	1,370,777
Refundable income taxes	52,194
Prepaid insurance	44,578
Deferred tax asset−current	223,972
Total current assets	2,971,959
Property and equipment, net	313,173
Other assets:	
Intangibles, net	2,479,541
Deferred tax asset less current portion	196,164
Deferred charges	41
Total other assets	2,675,746
Total assets	$ 5,960,878

Liabilities and Stockholders' Equity	2007 (Unaudited)
Current liabilities:	
Current maturities of long−term debt	$ 10,000
Trade accounts payable	355,595
Accrued expenses:	
Compensation and payroll taxes	72,727
Profit sharing plan	17,178
Warranty provision	24,303
Professional fees	28,538
Customer deposits	804
Total current liabilities	509,145
Total liabilities	509,145
Stockholders' equity:	
Common stock, $0.001 par value, 50,000,000 authorized, 25,252,433 issued and outstanding at March 31, 2007 and December 31, 2006	25,252
Treasury stock at cost, 595 shares of common stock held by the Company	(625)
Paid in capital in excess of par	5,314,112
Retained earnings	112,994
Total stockholders' equity	5,451,733
Total liabilities and stockholders' equity	$ 5,960,878



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Financial Performance Review

	2004	2005	2006
Sales	$ 6,236,000	$ 8,157,000	$ 7,547,000
Gross profit	$ 2,835,000	$ 2,989,857	$ 2,609,000
% margin	46%	37%	35%
Net income (loss)	$ (849,000)	$ (282,000)	$ (3,047)
EPS ($)	$ (0.04)	$ (0.01)	$ (0.00)



2007 Revenue Growth Opportunities

- Smith & Wesson branded-product sales
  - Responding to multiple RFPs for UVIS Swift
  - New budget cycle bringing increased interest
- Deeper penetration of law enforcement customers
  - Introducing new core-line products
  - Stronger, motivated sales team
- Third-party product line sales
  - Leverage strong distribution network & industry relationships
  - Companies approaching LEA
- Launch web-based storefront
  - Simplified purchasing process
  - Strong margins on lower-dollar items



LEA

Acquisition Strategy

- Acquire complementary companies
  - Enhance products/distribution/customers
  - Reduce SG&A expenses
- Acquire/license new products
- Initiate product/marketing joint ventures



- Worldwide security and surveillance market exceeds $4 Billion and is growing

- LEA's product line is extremely diverse

- Company owns one of leading brands in law enforcement surveillance equipment

- Smith & Wesson relationship opens doors to new market opportunities

- Major new product offering scheduled for 2007

- Multi-pronged growth strategy



For More Information, Contact:

Paul Feldman, President

leacorp@lea.com / 800-354-9669

Geoff High

Pfeiffer High Investor Relations, Inc.

geoff@pfeifferhigh.com

303-396-7044

